EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

June 30, 2015

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. for the six months ended June 30, 2015 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

ASSETS	June 30, 2015	December 31, 2014

Current
Cash and cash equivalents	$2,126,061	$6,450,308
Investments (Note 3)	679,533	743,786
Receivables (Note 4)	1,606,798	838,837
Prepaid expenses	123,849	52,209
Total current assets	4,536,241	8,085,140

Non-current
Restricted cash (Note 5)	227,707	230,144
Property and equipment (Note 6)	668,317	751,229
Investment in associated companies (Note 7)	3,714,123	4,072,737
Strategic investments (Note 3)	458,095	299,524
Exploration and evaluation assets (Note 8)	2,420,311	2,379,886
Royalty interest (Note 9)	30,355,148	29,327,960
Reclamation bonds (Note 10)	871,506	823,447
Goodwill (Note 11)	7,976,375	8,217,542
Other assets	104,484	104,484
Total non-current assets	46,796,066	46,206,953

TOTAL ASSETS	$51,332,307	$54,292,093

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 14)	$489,382	$559,049
Advances from joint venture partners (Note 12)	151,059	429,175
Total current liabilities	640,441	988,224

Non-current
Deferred income tax liability	7,976,375	8,217,542

TOTAL LIABILITIES	8,616,816	9,205,766

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	116,943,352	116,766,102
Commitment to issue shares	223,607	306,999
Reserves	18,118,965	15,443,247
Deficit	(92,570,433)	(87,430,021)
TOTAL SHAREHOLDERS' EQUITY	42,715,491	45,086,327

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$51,332,307	$54,292,093

Nature of operations and going concern (Note 1)
Event after the reporting date (Note 18)

Approved on behalf of the Board of Directors on August 11, 2015

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

ROYALTY INCOME	$412,577	$567,663	$775,568	$1,222,381
Cost of sales
Gold tax	(20,628)	(28,383)	(38,778)	(61,119)
Depletion	(450,574)	(320,015)	(793,193)	(707,472)
Net royalty (loss) income	(58,625)	219,265	(56,403)	453,790

EXPLORATION EXPENDITURES (Note 8)	1,402,895	2,814,437	3,128,308	4,537,507
Less: recoveries	(321,614)	(1,651,157)	(732,738)	(2,083,383)
Net exploration expenditures	1,081,281	1,163,280	2,395,570	2,454,124

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	195,147	218,365	477,489	464,602
Depreciation (Note 6)	41,806	34,568	72,128	69,457
Investor relations and shareholder information	51,357	48,622	129,971	143,556
Professional fees	115,169	74,411	167,845	102,630
Salaries and consultants	269,834	301,271	631,260	665,819
Share-based payments (Note 13)	398,319	826,935	444,113	878,687
Transfer agent and filing fees	23,464	24,203	95,834	104,939
Travel	13,836	39,893	40,400	69,033
Total general and administrative expenses	1,108,932	1,568,268	2,059,040	2,498,723

Loss from operations	(2,248,838)	(2,512,283)	(4,511,013)	(4,499,057)

Change in fair value of fair value throught profit or loss investments	(134,786)	(114,519)	(213,443)	45,932
Gain on acquisition and sale of exploration and evaluation assets	-	-	132,286	-
Equity loss in associated companies (Note 7)	(185,001)	(227,056)	(358,614)	(499,456)
Foreign exchange gain (loss)	92,085	(7,393)	51,136	(123,912)
Realized gain (loss) on sale of investments	(8,387)	-	(8,387)	(19,049)
Other (Note 14)	4,530	23,882	(232,377)	53,028
Writedown of goodwill (Note 11)	(470,639)	-	(754,129)	-
Gain (loss) on derecognition and sale of property and equipment	-	(142,495)	-	(130,918)

Loss before income taxes	(2,951,036)	(2,979,864)	(5,894,541)	(5,173,432)
Deferred income tax recovery	470,639	185,177	754,129	211,220

Loss for the period	$(2,480,397)	$(2,794,687)	$(5,140,412)	$(4,962,212)

Basic and diluted loss per share	$(0.03)	$(0.04)	$(0.07)	$(0.07)

Weighted average number of common shares outstanding	73,439,323	73,074,685	73,434,019	73,052,031

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Loss for the period	$(2,547,558)	$(2,794,687)	$(5,140,412)	$(4,962,212)
Other comprehensive gain (loss)
Change in fair value of available-for-sale investments	140,952	29,762	158,571	4,762
Currency translation adjustment	(855,218)	(1,349,568)	2,056,944	(102,876)
Comprehensive loss for the period	$(3,261,824)	$(4,114,493)	$(2,924,897)	$(5,060,326)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Six month period ended	Six month period ended
	June 30, 2015	June 30, 2014
Cash flows from operating activities
Loss for the period	$(5,140,412)	(4,962,212)
Items not affecting operating activities:
Interest income received	(15,283)	(53,028)
Unrealized foreign exchange effect on cash and cash equivalents	67,489	(52,025)
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	213,443	(45,932)
Commitment to issue shares	93,858	231,080
Share based payments	460,203	835,324
Deferred income tax recovery	(754,129)	(211,220)
Depreciation	121,331	173,520
Depletion	793,193	707,472
Writedown of goodwill	754,129	-
Realized gain (loss) on sale of investments	8,387	19,049
Gain on acquisition and sale of exploration and evaluation assets	(42,755)	-
Gain (loss) on derecognition and sale of property and equipment	-	130,918
Derecognition of property and equipment on sale of exploration and evaluation assets	6,490	-
Derecognition of property and equipment in exploration and evaluation costs	(24,922)	-
Equity loss in associated companies	358,614	499,456
Unrealized foreign exchange (gain) loss	238,599	(29,399)
Shares received from joint venture partners included in exploration recoveries	(115,000)	(25,000)
Changes in non-cash working capital items:
Receivables	(767,831)	263,290
Prepaid expenses	(70,139)	(8,590)
Accounts payable and accrued liabilities (Note 14)	(91,144)	(126,384)
Advances from joint venture partners	(278,116)	(196,712)
Total cash used in operating activities	(4,183,995)	(2,850,393)

Cash flows from investing activities
Acquisition of exploration and evaluation assets, net option payments received	(78,039)	-
Interest received on cash and cash equivalents	15,283	53,028
Conversion feature on promissory notes	(52,063)	-
Proceeds from sale of fair value through profit and loss investments, net	7,450	265,825
Purchase of available-for-sale financial instruments	-	(500,000)
Restricted cash	2,437
Purchase and sale of property and equipment, net	(12,973)	30,654
Reclamation bonds	45,142	(45,555)
Total cash used in investing activities	(72,763)	(196,048)

Effect of exchange rate changes on cash and cash equivalents	(67,489)	52,025
Change in cash and cash equivalents	(4,324,247)	(2,994,416)
Cash and cash equivalents, beginning	6,450,308	12,683,069
Cash and cash equivalents, ending	$2,126,061	$9,688,653

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	133,000	177,250	(177,250)	-	-	-	-
Commitment to issue shares	-	-	93,858	-	-	-	93,858
Share - based payments	-	-	-	460,203			460,203
Foreign currency translation adjustment	-	-	-	-	2,056,944	-	2,056,944
Change in fair value of financial instruments	-	-	-	-	158,571	-	158,571
Loss for the period	-	-	-	-	-	(5,140,412)	(5,140,412)
Balance as at June 30, 2015	73,504,710	$116,943,352	$223,607	10,023,108$	$8,095,857	$(92,570,433)	$42,715,491

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	($69,981,980)	$57,978,722
Shares issued as incentive stock grants	173,000	224,850	(224,850)	-	-	-	-
Commitment to issue shares	-	-	231,080	-	-	-	231,080
Share based payments	-	-	-	835,324	-	-	835,324
Foreign currency translation adjustment	-	-	-	-	(102,876)	-	(102,876)
Change in fair value of financial instruments	-	-	-	-	4,762	-	4,762
Loss for the period	-	-	-	-	-	(4,962,212)	(4,962,212)
Balance as at June 30, 2014	73,153,209	$116,376,525	$551,107	$9,404,593	$2,596,767	$(74,944,192)	$53,984,800

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and exploration expenditures from the date of these condensed consolidated interim financial statements, the Company will need to obtain additional cash and anticipates either financing or selling one or more of its assets. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2014.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2014.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (continued)

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. The IASB has determined that the revised effective date for IFRS 9 will be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Significant Judgments and Estimates

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2015 are consistent with those applied in the Company’s December 31, 2014 audited consolidated financial statements.

3. INVESTMENTS

The Company had the following investments:

		Accumulated
June 30, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,051,587	$(1,424,117)	$627,470
Conversion feature on promissory notes (Note 7)	52,063	-	52,063
Total Fair value through profit or loss	2,103,650	(1,424,117)	679,533
Available-for-sale
Marketable securities	980,000	(521,905)	458,095
Total investments	$3,083,650	$(1,946,022)	$1,137,628

		Accumulated
December 31, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,952,424	$(1,208,638)	$743,786
Available-for-sale
Marketable securities	980,000	(680,476)	299,524
Total investments	$2,932,424	$(1,889,114)	$1,043,310

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

4. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	June 30, 2015	December 31, 2014
Royalty income receivable	$191,833	$142,864
Refundable taxes	250,154	243,503
Recoverable exploration expenditures and advances	321,351	274,085
Promissory notes (Note 7)	569,777	-
Other	273,683	178,385
Total	$1,606,798	$838,837

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	June 30, 2015	December 31, 2014
Canadian Dollars	$37,239	$102,952
US Dollars	1,486,996	588,829
Turkish Lira	65,157	133,440
Swedish Krona	11,853	12,574
Other	5,553	1,042
Total	$1,606,798	$838,837

5. RESTRICTED CASH

At June 30, 2015, the Company classified $227,707 (December 31, 2014 - $230,144) as restricted cash. This amount is comprised of $148,334 (December 31, 2014 - $148,334) held as collateral for its corporate credit cards, $50,960 (December 31, 2014 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $28,413 (December 31, 2014 - $30,850) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

6. PROPERTY AND EQUIPMENT

During the six month period ended June 30, 2015, depreciation of $49,203 (2014 - $79,610) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2014	$91,713	$177,352	$6,023	$84,651	$572,443	$414,526	$1,346,708
Additions	23,564	7,098	12,552	-	22,055	-	65,269
Disposals and derecognition	-	(2,152)	(3,059)	(24,975)	-	-	(30,186)
As at June 30, 2015	$115,277	$182,298	$15,516	$59,676	$594,498	$414,526	$1,381,791

Accumulated depreciation
As at December 31, 2014	$91,713	$132,031	$3,958	$50,594	$317,183	$-	$595,479
Additions	1,995	34,758	9,740	9,082	65,756	-	121,331
Disposals and derecognition	-	(1,680)	(1,656)	-	-	-	(3,336)
As at June 30, 2015	$93,708	$165,109	$12,042	$59,676	$382,939	$-	$713,474
Net book value
As at December 31, 2014	$-	$45,321	$2,065	$34,057	$255,260	$414,526	$751,229
As at June 30, 2015	$21,569	$17,189	$3,474	$-	$211,559	$414,526	$668,317

During the six month period ended June 30, 2015, the Company acquired and sold certain exploration and evaluation assets for a net gain of $132,286. Included in this gain was the disposal of property and equipment with a net book value of $6,490. Also, during the six month period ended June 30, 2015 the Company disposed of property and equipment with a net book value of $20,360 in lieu of cash severance payments to former employees of the Company. The amount has been included in exploration and evaluation expenses.

7. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 42.22% equity investment in IG Copper, LLC (“IGC”). At June 30, 2015, the Company has paid an aggregate of $7,892,345 towards its investment (December 31, 2014 - $7,892,345). At June 30, 2015, the Company’s investment less its share of accumulated equity losses was $3,714,123 (December 31, 2014 - $4,072,737). The Company’s share of the net loss for the six month period ended June 30, 2015 was $358,614 (2014 - $499,456).

On February 5, 2015, the Company entered into a convertible loan agreement with IGC allowing IGC to borrow up to US$100,000 per month to a maximum of US$500,000. The loan carries an interest rate of 8% per annum and the full amount of the principal and interest is due February 5, 2016. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership units at US$6.00 per unit. If IGC completes a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. As at June 30, 2015 the Company has advanced US$500,000 which is included in receivables.

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

At December 31, 2014, the Company had a 49% equity investment in a private Turkish company (“Turkish Co”) with Chesser Resources Ltd; an Australian Stock Exchange listed Exploration Company. During the six month period ended June 30, 2015, the Company purchased the remaining 51% interest in the Turkish company (Note 8). As such, the books and records of the Turkish company are consolidated as a 100% owned subsidiary of the Company. The carrying value of the investment prior to the purchase and as at December 31, 2014 was $Nil and the Company’s share of the net loss of the joint venture for the six month period ended June 30, 2015 was $Nil (2014 - $Nil).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

7. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at June 30, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

June 30, 2015	IGC
Aggregate assets	$5,716,266
Aggregate liabilities	(2,038,546)
Income (loss) for the period	(766,341)
The Company's ownership %	42.22%
The Company's share of loss for the period	(358,614)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Income (loss) for the period	(154,215)	(2,606,384)
The Company's ownership %	49.00%	42.34%
The Company's share of loss for the period	-	(1,086,649)

8. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At June 30, 2015 and December 31, 2014, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	June 30, 2015	December 31, 2014
Asia Pacific	Various	$81,124	$81,124
Haiti	Various	56,085	56,085
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	114,126	-
	Trab	78,587	78,587
United States	Superior West, Arizona	1,105,579	1,179,280
of America	Yerington, Nevada	393,095	393,095
Total		$2,420,311	$2,379,886

Changes during the Six Months Ended June 30, 2015

On February 10, 2015, the Company amended an option agreement originally entered into on June 30, 2013 to sell its 100% interest in AES Madencilik A.S., a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company. Among other conditions, the agreement required Çolakoglu to make payments totaling US$500,000 within 18 months and meet certain cumulative expenditure requirements over a period of three years from the date of the agreement. The Company received US$100,000 and extended the payment term from 18 months to 24 months to meet the remaining payment requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Changes during the Six Months Ended June 30, 2015 (continued)

On April 2, 2012, the Company and Chesser Resources Ltd (“Chesser”) executed an agreement to sell the Sisorta property to Colakoglu for a combination of option payments and expenditure requirements. Colakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. Until March 2015, the Company accounted for its 49% interest as an Investment in Associated Company (Note 7) and had written down the value of the investment to $Nil due to the pick-up of its share of net losses in the associated company. On March 20, 2015, Chesser and the Company signed definitive agreements pursuant to which the Company acquired all of Chesser’s interest in the Sisorta project for a total purchase price of AU$162,092. The purchase price was accounted for as an asset acquisition. As a result of the purchase, the Company recorded a gain on acquisition of $42,754, and $114,126 was allocated to exploration and evaluation assets.

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Superior West project with Kennecott Exploration Company (“Kennecott”). Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making cash payment upon execution of the agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the agreement. For the execution payment, US$50,000 ($52,500) was applied against the Superior West capitalized costs, and the balance of US$99,187 was a direct reimbursement to the Company for holding costs to maintain the property in good standing. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000,000 to EMX.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the six months ended June 30, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Scandinavia	Kennecott	Desert Star									Other *	Total
		Exploration	Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$57,141	$11	$676	$67,776	$68,463	$8,552	$16,448	$25,000	$3,268	$1,500	$4,768	$27,922	$183,294
Assays	4,261	538	137	16,304	16,979	18	323	341	-	-	-	-	21,581
Drilling / Trenching	9,998	-	-	-	-	-	-	-	-	-	-	-	9,998
Land and Legal	10,413	-	-	62,298	62,298	14,182	28,777	42,959	1,073	7,722	8,795	11,052	135,517
Logistics	18,961	1,292	1,883	50,282	53,457	6,016	13,763	19,779	502	3,837	4,339	436	96,972
Personnel	290,587	14,291	16,671	639,318	670,280	90,838	245,422	336,260	40,503	53,689	94,192	79,609	1,470,928
Property Cost	90,049	61,700	72,874	54,818	189,392	115,821	53,571	169,392	32,128	36,774	68,902	33,385	551,120
Professional Services	47,378	-	-	9,048	9,048	27,746	70,348	98,094	5,904	1,039	6,943	42,360	203,823
Share Based Payments	7,103	-	-	75,468	75,468	-	12,430	12,430	-	6,957	6,957	7,990	109,948
Technical Studies	16,067	-	4,973	54,475	59,448	-	67,276	67,276	-	24,999	24,999	34,129	201,919
Travel	44,939	-	-	47,738	47,738	6,124	22,460	28,584	5,830	7,207	13,037	8,910	143,208
Total Expenditures	596,897	77,832	97,214	1,077,525	1,252,571	269,297	530,818	800,115	89,208	143,724	232,932	245,793	3,128,308
Recoveries	-	(83,024)	(102,085)	(81,110)	(266,219)	(180,400)	-	(180,400)	-	-	-	-	(446,619)
Operator fees	-	(8,346)	(2,921)	(8,111)	(19,378)	-	-	-	-	-	-	-	(19,378)
Option Payments	-	-	-	-	-	(123,400)	(115,000)	(238,400)	-	-	-	-	(238,400)
Other Property Income	(9,744)	(432)	-	-	(432)	-	-	-	(13,766)	-	(13,766)	(4,399)	(28,341)
Total Recoveries	(9,744)	(91,802)	(105,006)	(89,221)	(286,029)	(303,800)	(115,000)	(418,800)	(13,766)	-	(13,766)	(4,399)	(732,738)
Net Expenditures	$587,153	$(13,970)	$(7,792)	$988,304	$966,542	$(34,503)	$415,818	$381,315	$75,442	$143,724	$219,166	$241,394	$2,395,570

* Significant components of “Other” exploration expenditures for the six months ended June 30, 2015 were Haiti - $107,798; Austria - $62,618; Brazil - $34,623; Slovakia - $19,776; and other - $16,580

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the six month period ended June 30, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Sweden	Vale	Desert Star	Other USA	Total	Akarca	Other	Total	Neavesville	Other	Total	Other *	Total
			Resources
Administration Cost	$60,321	$360	$184	$69,266	$69,810	$2,625	$24,221	$26,846	$6,239	$2,612	$8,851	$82,965	$248,793
Assays	77	1,142	6,714	493	8,349	50	607	657	-	-	-	11,239	20,322
Drilling / Trenching	22,989	407,270	-	292,512	699,782	-	-	-	79,683	-	79,683	-	802,454
Land and Legal	25,228	-	-	45,299	45,299	10,074	17,362	27,436	11,183	5,819	17,002	19,129	134,094
Logistics	25,426	339,105	11,025	56,611	406,741	8,362	42,356	50,718	16,394	25,425	41,819	14,820	539,524
Personnel	349,732	78,488	59,157	495,173	632,818	132,121	296,679	428,800	134,613	70,564	205,177	73,771	1,690,298
Property Cost	44,227	164	8,613	101,077	109,854	99,587	17,456	117,043	4,234	9,512	13,746	42,849	327,719
Professional Services	54,081	-	-	6,118	6,118	10,102	40,629	50,731	11,949	11,574	23,523	27,650	162,103
Share Based Payments	28,910	-	-	106,534	106,534	-	6,973	6,973	-	12,392	12,392	32,908	187,717
Technical Studies And Consultants	10,380	8,599	14,966	1,725	25,290	116	3,068	3,184	6,001	6,429	12,430	177,045	228,329
Travel	56,248	-	-	41,920	41,920	7,547	16,976	24,523	30,066	11,978	42,044	31,420	196,155
Total Expenditures	677,619	835,128	100,659	1,216,728	2,152,515	270,584	466,327	736,911	300,362	156,305	456,667	513,796	4,537,507
Recoveries	-	(899,043)	(123,511)	(404,447)	(1,427,001)	(258,502)	-	(258,502)	-	-	-	-	(1,685,503)
Operator fees	-	(79,176)	(12,429)	(31,500)	(123,105)	-	-	-	-	-	-	-	(123,105)
Option Payments	-	-	-	-	-	-	-	-	-	-		-	-
Other Property Income	(208,288)	-	(537)	(36,598)	(37,135)	-	(29,352)	(29,352)	-	-	-	-	(274,775)
Total Recoveries	(208,288)	(978,219)	(136,477)	(472,545)	(1,587,241)	(258,502)	(29,352)	(287,854)	-	-	-	-	(2,083,383)
Net Expenditures	$469,331	$(143,091)	$(35,818)	$744,183	$565,274	$12,082	$436,975	$449,057	$300,362	$156,305	$456,667	$513,796	$2,454,124

* Significant components of “Other” exploration expenditures for the six month period ended June 30, 2014 were Austria - $227,988; Haiti - $116,103; Georgia -$90,033; Brazil - $46,292; Slovakia - $25,290; and Other - $8,090.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

9. ROYALTY INTEREST

Changes in royalty interest for the six month period ended June 30, 2015:

Balance, December 31, 2014	$29,327,960
Adjusted for:
Depletion	(793,193)
Cumulative translation adjustments	1,820,381
Balance, June 30, 2015	$30,355,148

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the six month period ended June 30, 2015, $775,568 (2014 - $1,222,381) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, in the year ended December 31, 2014 the Company revised its estimated annual gold production over the expected 11 year mine life and updated the NAV and cash flow multiples based on observed market conditions. For the six months ended June 30, 2015, these assumptions remained reasonable and no further revisions were considered necessary. As a result the Company did not record an impairment charge for the six month period ended June 30, 2015 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

10. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties for the periods presented.

	June 30, 2015	December 31, 2014
Australia - various properties	$75,664	$75,864
Sweden - various properties	8,043	7,984
Turkey - various properties	340,835	273,097
U.S.A - various properties	446,964	466,502
Total	$871,506	$823,447

11. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the six month period ended June 30, 2015:

Balance, December 31, 2014	$8,217,542
Adjusted for:
Impairment charge	(754,129)
Cumulative translation adjustment	512,962
Balance, June 30, 2015	$7,976,375

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 9). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component and any excess to goodwill within the CGU. Goodwill has been written down in conjunction with the decline of $754,129 (2014 - $Nil) of the related deferred income tax liability.

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	June 30, 2015	December 31, 2014
U.S.A.	$151,059	$429,175
Total	$151,059	$429,175

13. CAPITAL STOCK

Authorized

As at June 30, 2015, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

13. CAPITAL STOCK (Continued)

Common Shares

During the six month period ended June 30, 2015, the Company issued 133,000 (2014 - 173,000) shares valued at $177,250 (2014 – 224,850) pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the six month period ended June 30, 2015, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	5,493,200	2.03
Granted	1,341,500	0.66
Cancelled and expired unexercised	(1,120,500)	2.08
Balance as at June 30, 2015	5,714,200	1.71

Number of options exercisable as at June 30, 2015	5,661,700	$1.70

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2015:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
September 2, 2010	38,200	38,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012 *	80,000	80,000	1.96	July 5, 2017
August 22, 2012	921,500	921,500	1.94	August 22, 2017
October 16, 2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014 *	1,473,000	1,473,000	1.20	April 24, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,341,500	1,289,000	0.66	June 8, 2020

Total	5,714,200	5,661,700

* 30,000 cancelled unexercised subsequent to June 30, 2015

The weighted average remaining useful life of stock options is 2.87 years.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

13. CAPITAL STOCK (Continued)

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the six month period ended June 30, 2015, the Company recorded aggregate share-based payments of $554,061 (2014 - $1,066,404) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Six months ended June 30, 2015	Expenses	Expenditures	Total

Commitment to issue shares	$90,452	$3,406	$93,858
Fair value of stock options granted	353,661	106,542	460,203
	$444,113	$109,948	$554,061

	General and
	Administrative	Exploration
Six months ended June 30, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$217,849	$13,231	$231,080
Fair value of stock options granted	660,838	174,486	835,324
	$878,687	$187,717	$1,066,404

The weighted average fair value of the stock options granted during the six month period ended June 30, 2015 was $0.36 per stock option (2014 - $0.54 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six month period ended	Six month period ended
	June 30, 2015	June 30, 2014
Risk free interest rate	1.02%	1.47%
Expected life (years)	5	5
Expected volatility	62.33%	51.75%
Dividend yield	-	-

Warrants

During the six month period ended June 30, 2015, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	9,175,533	$4.56
Expired	(1,919,633)	2.88

Balance as at June 30, 2015	7,255,900	$5.00

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

13. CAPITAL STOCK (Continued)

Warrants (continued)

As at June 30, 2015, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, November 8, 2010	6,200,000	5.50	November 8, 2015
Private placement, November 12, 2010	800,000	5.50	November 12, 2015
Finders warrants, November 8, 2010	255,900	5.50	November 8, 2015
Total	7,255,900

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the six months ended June 30, 2015	Salary or Fees	Payments	Total
Management	$667,870	$107,017	$774,887
Outside directors *	82,310	79,898	162,208
Seabord Services Corp.	209,400		209,400
Total	$959,580	$186,915	$1,146,495

		Share-based
For the six months ended June 30, 2014	Salary or Fees	Payments	Total
Management	$441,004	$69,297	$510,301
Outside directors *	86,930	4,914	91,844
Seabord Services Corp.	209,400	-	209,400
Total	$737,334	$74,211	$811,545

* Directors fees include $5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the six month period ended June 30, 2015 is $247,660 (2014 - $Nil) in termination payments to a former officer of the Company. The amount has been included in Other expenses for the period.

Included in accounts payable and accrued liabilities is $1,853 (December 31, 2014 - $8,064) owed to key management personnel and $20,694 (December 31, 2014 - $29,612) to other related parties.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

15. SEGMENTED INFORMATION

The Company operates within the resource industry. At June 30, 2015 and December 31, 2014, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	June 30, 2015	December 31, 2014
Asia Pacific	$81,124	$81,124
Haiti	56,085	56,085
Sweden	437,755	437,755
Turkey	346,673	232,547
U.S.A	1,498,674	1,572,375
Total	$2,420,311	$2,379,886

PROPERTY AND EQUIPMENT	June 30, 2015	December 31, 2014
Asia Pacific	$10,275	$12,694
Canada	-	1,630
Georgia	-	6,490
Haiti	7,272	9,040
Sweden	10,680	11,502
Turkey	9,530	24,723
U.S.A	630,560	685,150
Total	$668,317	$751,229

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2015, the Company had working capital of $3,895,800 (December 31, 2014 - $7,096,916). Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value (continued)

•	Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2015, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,126,061	$-	$-	$2,126,061
Restricted cash	227,707	-	-	227,707
Fair value through profit or loss
investments	679,533	-	-	679,533
Strategic Investments	458,095	-	-	458,095
Total	$3,491,396	$-	$-	$3,491,396

The carrying value of receivables, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2015 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $111,000.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2015 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,195,622
Receivables	1,082,406
Accounts payable and accrued liabilities	(266,907)
Net exposure	2,011,121
Canadian dollar equivalent	$2,484,539

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at June 30, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $250,000 in the Company’s pre-tax profit or loss.

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2015	December 31, 2014
Cash	$1,625,361	$3,311,196
Short-term deposits	500,700	3,139,112
Total	$2,126,061	$6,450,308

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Month Period Ended June 30, 2015

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the six month period ended June 30, 2015 included:

a.	Recorded a gain through accumulated other comprehensive income of $158,571 related to the fair value adjustments on AFS financial instruments;

b.	Issuance of 133,000 bonus shares valued at $177,250 applied to commitment to issue shares; and

c.

Adjusted non-current assets and liabilities for $2,056,944 related to cumulative translation adjustments (“CTA”), of which $1,820,381, relates to CTA gain on royalty interest, $512,962 relates to CTA gain on goodwill, $512,962 relates to a CTA loss on deferred tax liability and $236,563 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the six month period ended June 30, 2014 included:

a.	Received 500,000 common shares of Pasinex Resources Limited valued at $25,000 or $0.05 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;

b.	Recorded a gain through accumulated other comprehensive income of $4,762 related to the fair value adjustments on AFS financial instruments;

c.	Issuance of 173,000 bonus shares valued at $224,850 applied to commitment to issue shares;

d.	Reclassification of $324,330 of restricted cash to cash and cash equivalents for joint venture partner advances expensed in the period; and

e.

Adjusted non-current assets and liabilities for $102,876 related to cumulative translation adjustments (“CTA”), of which $88,095 relates to CTA loss on royalty interest, $29,703 relates to CTA loss on goodwill, $27,586 relates to a CTA gain on deferred tax liability and $12,664 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.

18. EVENTS AFTER THE REPORTING DATE

Subsequent to June 30, 2015, the Company:

a.

Entered into an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Aguila de Cobre project with Kennecott Exploration Company. Kennecott may earn a 100% interest in the project by completing US$4,000,000 in exploration expenditures and making cash payments totaling US$200,000 over a four year period, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments. The project was acquired last year through the staking of open ground; and

b.

Entered into an additional loan agreement with IGC. The principal amount of the loan was US$200,000 and carries an interest rate of 12% per annum. The principal amount plus interest is due 2 months from the date of the loan, or immediately upon the completion of equity financing by IGC. The Company has received US$100,000 as repayment against the loan.